SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)

41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Clarifications on inquiries from CVM/B3

COPEL (“Company”), a company that produces, transmits, distributes and sells energy, hereby provides clarification on the questioning regarding atypical oscillation involving securities issued by the Company, requested through Official Letter 1154/2022-SLS, sent on October 24, 2022 by B3 (“Official Letter”), which is transcribed below.

______________________________________________

Cia Paranaense De Energia - Copel
Attn. Adriano Rudek De Moura
Investor Relations Officer
Re: Request for clarification on atypical fluctuation

Dear Sir/Madam,

Given the latest fluctuations in the price of the company’s securities, the number of trades and the trading volume, as shown below, we hereby request you to inform, by October 25, 2022, if you are aware of any fact that can justify these fluctuations.

*Updated until 15:43 p.m.

______________________________________________

In reply to the request, the Company informs that it is unaware of any fact or material information not yet disclosed to the market directly related to Copel or its activities that may have influenced the fluctuation, treated as atypical by the Official Letter, of its Common Shares (" ON” or “CPLE3”), Preferred Class B Shares (“PNB” or “CPLE6”) and “Units” (“UNITs” or “CPLE11”) on 10.24.2022.

It is worth noting that, in the week between October 17 and 21, 2022, Copel made some disclosures whose documents were all duly filed in the CVM System and are available on the Company's Investor Relations website: (i) Notice to the Mercado 21/22, referring to the definition of the UHE Bento Munhoz da Rocha Netto concession bonus (“Foz do Areia”); (ii) Notice to the Market, on the holding of a conference on November 11, 2022 on the results for the third quarter of 2022; (iii) Material Fact 03/22, referring to the proposal for the distribution of dividends to be resolved at an Extraordinary General Meeting on November 21, 2022; (iv) Notice to Shareholders 07/22, referring to the publications ordered by art. 289 of Law 6,404/76; and (v) other documents related to the convening of the Extraordinary General Meeting (Call Notice, Manual for Participating, Management Proposal and others).

Also, the Company, through its Investor Relations Officer, pursuant to the sole paragraph of article 4 of CVM Resolution 44, of August 23, 2021 (“RCVM 44”), questioned its controlling shareholder, State of Paraná , on whether it would be aware of material information not disclosed to the market that could justify the atypical fluctuation in the quotation, in the number of trades and in the financial volume involving ON and PNB shares and UNITs of Copel, and awaits a return.

Curitiba, October 25, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 25, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.